Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2016

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated May 20, 2016, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 20, 2016	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

The Hague, May 20, 2016

Annual Meeting of Shareholders adopts all resolutions

Aegon N.V.’s Annual General Meeting of Shareholders (AGM) on May 20, 2016, has approved all resolutions on the agenda, including adoption of the Annual Accounts of Aegon N.V. for the 2015 financial year.

Shareholders approved to cancel all common shares repurchased during the EUR 400 million share buyback program and the final dividend for 2015 of EUR 0.13 per common share, resulting in a total dividend for the financial year 2015 of EUR 0.25 per share. The final dividend will be paid in cash or common shares at the election of the shareholder.

The stock fraction will be based on the average share price on Euronext Amsterdam, using the high and low of each of the five trading days from June 13 until June 17, 2016. The stock dividend ratio will be announced on June 22, 2016, and the dividend will be payable as of June 24, 2016. The value of the stock dividend will be approximately equal to the cash dividend.

Furthermore, the shareholders voted in favor to reappoint Mr. R. (Rob) Routs, Mr. B. (Ben) van der Veer and Mr. D.P.M (Dirk) Verbeek as members of Aegon’s Supervisory Board for another term of four years as of May 20, 2016.

Shareholders took notice of the fact that Irving Bailey II has completed his third and final term. Irving Bailey has been a member of Aegon’s Supervisory Board since 2004. Supervisory Board Chairman Rob Routs stated: “Irv was a valuable member and Vice Chairman of the Board and his knowledge and expertise will be missed. We thank Irv for his commitment to Aegon”.

The full details of the resolutions approved during the AGM can be found in our AGM Archive on aegon.com.

Media relations	Investor relations
Debora de Laaf	Willem van den Berg
+31 (0) 70 344 8730	+31 (0) 70 344 8405
gcc@aegon.com	ir@aegon.com

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.